U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16th, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16th, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Summary of the Minutes of the Third 2002 Ordinary Meeting of the Board of Directors
2.	Minutes of the First 2002 Ordinary and Extraordinary General Shareholders Meeting

<u>Exhibit 1</u>

Summary of the Minutes of the Third 2002 Ordinary Meeting of the Board of Directors

PERDIGÃO S. A.
CNPJ-MF 01.838.723/0001-27
Public Company

SUMMARY OF THE MINUTES OF THE THIRD/2002 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 23rd, 2002, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. **QUORUM:** Absolute Majority of the Members. **ON MOTION:** Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. **RESOLUTIONS ADOPTED BY THE BOARD: 1) Authorization to Create a Subsidiary:** The Board allowed the Executive Officers to take the necessary measures to form the subsidiary of the company in Netherlands. **2) Resignation of a Member of the Board of Directors and Election of his Substitute:** The member Luiz Francisco Tenório Perrone renounced as a Board of Directors Member. The Board of Directors, according to Paragraph 5° of Article 10 of By-Laws, indicated to substitute him until the next General Shareholders Meeting, Antônio Carlos Valente da Silva, Brazilian, married, engineer, CREA/DF number 31.547-D, CPF-MF number 371.560.557-04, living in Brasília, Distrito Federal. **3)** Other issues related to the Company. **TERMINATION:** Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Sebastião José Martins Soares; Carlos Eduardo da Silva Bessa; Biramar Nunes de Lima; Pedro Augusto Nardelli Pinto; Luiz Antonio C.N. Viana de Oliveira; Luiz Francisco T. Perrone. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n° 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 79).

NEY ANTONIO FLORES SCHWARTZ
Secretary

Exhibit 2

Minutes of the First 2002 Ordinary and Extraordinary General Shareholders Meeting

PERDIGÃO S.A.
CNPJ 01.838.723/0001-27
Public Company

MINUTES OF THE 1ª/2002 ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
(As a summary, according to the article 130, paragraph 1º, of law number 6.404/76)

DATE, PLACE AND TIME: April 23rd, 2002, at 15:00 p.m., at Av. Escola Politécnica, 760, São Paulo, SP. **QUORUM:** Shareholders representing 89.89 % of voting capital, 50.83 % of preferred shareholders and 64.37 % of total capital. There were also Ms. Hilda Turnes Pinheiro and Mr. Luciano Carvalho Ventura, representing the Audit Committee; Mr. José Vitório Melhados Trabulsi and Mr. Fábio Pereira representing Arthur Andersen S/C, the independent public accountants. **CALL FOR EXTRAORDINARY GENERAL SHAREHOLDERS MEETING**: Published in Diário Oficial-SP newspaper, on March 6th, 22nd and 27th, and in Gazeta Mercantil-SP newspaper, on March 6th, 23rd and 29th. **FINANCIAL STATEMENTS TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS, DECEMBER 31, 2001 AND 2000:** Published in Diário Oficial-SP newspaper on March 7th and in Gazeta Mercantil-SP, on March 6th. **ON MOTION**: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. **AGENDA:** 1. To examine and vote upon the Management Report, Financial Statements, as well as other documents referring to the fiscal year ended on 12/31/01, and to deliberate upon the destination of earnings and ratify the distribution of interest over company capital to shareholders, as per the deliberation of the Board of Directors; 2. To increase Social Capital of R$ 415,432,963.16 para 490,000,000.00, without the issuance of new shares, through the capitalization of reserves described below, with the subsequent change in article 4 of by-laws; 3. To elect the Audit Committee ; 4. To set the monthly and global management compensation; 5. To change the text of Articles 4 and 7 of the By-Laws, to comply with the rules established by Bovespa's Level I Corporate Governance. **RESOLUTIONS ADOPTED:** 1. Approved the Financial Statements, as well as other documents referring to the fiscal year ended on 12/31/01 and the destination of Net Profits for the 2001 Fiscal Year as follows: Fiscal Year Net Profit destined R$ 168,246,415.63, for the counts: Legal Reserve R$ 8,412,320.78, Dividends: calculated based on interest over company capital: R$ 47,999,980.00, Complementary Dividends R$ 2,473,944.69, Reserve for capital increase R$ 33,649,283.13, Reserve for expansion R$ 75,710,887.03. 2. Confirmed the deliberations of the Board of Directors of 06.08.2001, 09.03.2001, 12.05.2001 and 02.08.2002, in respect to the distribution of interest over company capital to shareholders, in the amounts of R$ 13,500,000.00, R$ 0.303310 per share, paid on 08.31.2001; R$ 13,180,000.00, R$ 0.296120 per share; R$ 21,319,980.00, R$ 0.479005 per share and R$ 2,473,944.69, R$ 0.055583 per share, paid on 02.28.2002, respectively, totaling R$ 50,473,924.69, R$ 1.134018 per share, corresponding to 31.6% of the net profit adjusted pursuant to Article 202 of Law 6,404/76, in accordance to mandatory minimum dividend. 3. To increase Social Capital of R$ 415,432,963.16 to 490,000,000.00, without the issuance of new shares, through the capitalization of reserves: Capital Reserves (Reserve for fiscal incentives) R$ 141,770.88; Profit Reserves (Reserve capital increase); R$ 73,579,415.39; Reserve for Expansion R$ 845,850.57; Total: R$ 74,567,036.84, with the subsequent change in article 4 of by-laws. 4. The Statutory Audit Committee, with mandate until the Annual General Meeting of 2003, was elected as follows: Effective Members: representing preferential shareholders, LUCIANO CARVALHO VENTURA, Brazilian, married, economist, CPF number 018.153.854-72, RG number 8.147.870-SSP-SP, living in São Paulo, São Paulo state; representing minority shareholders, GERD EDGAR BAUMER, Brazilian, married, administrator, CPF number 005.721.609-68, RG number 2/R 71.449/SSP-SC, living in Jaraguá do Sul, Santa Catarina state; representing controller shareholders, HILDA TURNES PINHEIRO, Brazilian, divorced, federal procurator, CPF number 359.779.900-06, RG number 1.023.532-SSP-DF, living in São Paulo, São Paulo state; LUIZ CARLOS JUNQUEIRA FERREIRA, Brazilian, divorced, administrator, CPF number 037.718.067-04, RG number 2.298.422, living in Rio de Janeiro, Rio de Janeiro state; JOSÉ IGNÁCIO ORTUONDO GARCIA, Spanish, married, accountant, CPF number 182.538.017-00, RG number SE/DPMAF W285951-B, living in Rio de Janeiro, Rio de Janeiro state; Substitute Members: CLAUDIO VILAR FURTADO, Brazilian, married, economist, CPF number 090.109.807-82, CRE number 23.685-3, living in São Paulo, São Paulo state; DIMAS TARCÍSIO VANIN, Brazilian, married, lawyer, CPF number 290.799.009-82, RG number 438.860, living in Jaraguá do Sul, Santa Catarina state; FLÁVIO ARTHUR BONADIO, Brazilian, married, federal procurator, CPF number 367.510.069-34, RG number 691.954-5-SP, living in São Paulo, São Paulo state, ANTONIO FERNANDO PEREIRA DE MELO, Brazilian, married, accountant, CPF number 055.842.646-87, RG number CRC-948.202 –SSP-MG, living in Rio de Janeiro, Rio de Janeiro state; EDUARDO CARVALHO DUARTE, Brazilian, married, accountant, CPF number 276.808.947-87, CRC number 57.439, living in Rio de Janeiro, Rio de Janeiro state; 5. Approved the Managers' compensation for the current year, in the global and monthly amount of up to R$ 125,000.00. To further approve an extra compensation for the month of December/2002, in the amount corresponding to one monthly fee. Minimum amount fixed forecast in law of 10% of average compensation of each manager as compensation for members of Audit Committee. 6. Modified the Articles 4 and 7 of By-Laws, complying to the rules established in the Bovespa's Level 1 Corporate Governance, as follows: Article 4 – Excluded the issuance of founder shares; Article 7 – to include Paragraph 4 with the following text: The first call for General Meeting will be done with at least 15 days in advance; 7. Articles 4 and 7 of By-Laws have the following text: "ARTICLE 4 (caput) - Social Capital is R$ 490,000,000.00 (four hundred and ninety million reais), divided into 44,652,384 (fourty four million, six hundred fifty two thousand and three hundred eighty four shares), being 15,471,957 (fifteen million, four hundred seventy one thousand and nine hundred fifty seven) common shares and 29,180,427 (twenty nine million, one hundred eighty thousand and four hundred twenty seven) preferred shares, all nominative and without par value. The Company is authorized to increase regardless of amendment to the By-Laws the stock capital, to the limit of 60,000,000 shares, being 20,040,000 common shares and 39,960,000 preferred shares. Apart from resolutions by the Board of Directors otherwise stating, shareholders are not entitled to preemptive rights, in any share issuance or of debentures convertible to shares and subscription bonus, which placing be made under trading in stock exchange, subscription or comuting for shares in public offer of buyont, according to the law."; "ARTICLE 7.............. Paragraph 4 – The first call for the General Meeting will be made with at least 15 days in advance " 8. Approved the resolution of the Board of Directors for the election of Mr. Antonio Carlos Valente da Silva, Brazilian, married, engineer, CPF number 371.560.557-04,living in Brasília, Distrito Federal, substituting Mr. Luiz Francisco Tenório Perrone, with mandate until the Annual General Meeting of 2003. **DOCUMENTS ARCHIVED IN THE COMPANY**: 1. Capital Budget; 2. Outorgated mandatory instruments; 3. By-Laws. **TERMINATION:** Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. São Paulo, São Paulo state, April 23rd, 2002. Authorizated the publishment of this minute without the present shareholders signatures, according to the Article number 129, Paragraph 2° of Law number 6,404/76.

Eggon João Da Silva
Chairman

Ney Antonio Flores Schwartz
Secretary

Fundação Sistel de Seguridade Social

Weg S.A.

Real Grandeza – Fundação de Previdência e Assistência Social

Previ - Caixa de Previdência dos Funcionários do Banco do Brasil

Petros – Fundação Petrobras de Seguridade Social

Fundação de Assistência e Previdência Social do BNDES – FAPES

Fund. Vale do Rio Doce de Seg. Social – VALIA

Telos – Fundação Embratel de Seguridade Social

Previ-Banerj (em liquidação extra-judicial)

Eggon João da Silva

Luciano Carvalho Ventura

Fundo Fator Sinergia – Fdo. Mútuo de Invest. Em Ações – Carteira Livre

Ciss IBVAT Eco Ações fdo de Inv em Ações

Citiações Renda Mista-Fdo de Inv.em Ações

Citi Institucional Ações – Fdo Inv em ações

Citiações Fundo de Investimento em Ações

General Motors Employees

Nationwide Maritima Mix Plus FIF

Nationwide Maritima Mix Fdo Inv Financeiro

Nationwide Maritima Mil TI II FIF

Nationwide Maritima TI I FIF

Perdigão Sociedade de Previdência Privada - PSPP

Portfólio Ações Fdo Fdo de Inv em Ações

State Street Emerging Markets

IP Seleção I Exclusivo Fdo Inv Ações

IP Participações Institucional Fdo de Inv.

Hatteras LLC

Fdo Bradesco Templetom V L Fdo Inv Ações

Adriane Cristina dos Santos